Exhibit 99

FOR RELEASE

Affimed Announces Updated Data of AFM13 in Combination with Keytruda® (Pembrolizumab) in Patients with Relapsed/Refractory Hodgkin Lymphoma Presented at EHA

Best response data from 18 patients confirms favorable safety profile and overall response rate of 89%

Management to host conference call today at 8:30 a.m. ET / 2:30 p.m. CET to discuss future development plans for AFM13

Heidelberg, Germany, June 15, 2018 - Affimed N.V. (Nasdaq: AFMD), a clinical stage biopharmaceutical company focused on discovering and developing highly targeted cancer immunotherapies, today presented new interim data from the Phase 1b dose escalation study evaluating AFM13, its lead NK cell engager candidate, at the European Hematology Association (EHA) 23rd Congress in Stockholm. Dr. Eva Domingo of the Instituto Catalán de Oncología L'Hospitalet, Barcelona, Spain, presented the poster, titled A Phase 1 Study Investigating the Combination of AFM13 and the Monoclonal Anti-PD-1 Antibody Pembrolizumab in Patients with Relapsed/Refractory Hodgkin Lymphoma after Brentuximab Vedotin Failure: Updated Safety and Efficacy Data. The poster is available on the Affimed website at: http://www.affimed.com/publications.php#posters.

Assessment of 18 patients treated at the highest AFM13 dose showed best overall response rate (ORR) of 89% (16/18 patients) and complete metabolic response rate (CmR) of 28% (5/18 patients). The ORR and CmR for these 18 patients compare favorably to those of anti-PD-1 monotherapy in similar patient populations.

Responders included three patients who were either primary refractory to or had relapsed during front-line therapy and were refractory to all subsequent lines of therapy. The combination of AFM13 and pembrolizumab was well tolerated, with most adverse events mild to moderate in nature and manageable with standard of care measures.

“The high response rates in this study, in terms of both partial and complete responses, continue to compare favorably to the historical data of anti-PD-1 monotherapy, and would be expected to translate into meaningful progression free and overall survival over time,” said Dr. Stephen Ansell, Principal Investigator of the study. “Importantly, these data have shown that AFM13 can be safely administered in combination with Keytruda® and has the potential to improve patient outcomes.”

A total of 30 patients were recruited into the Phase 1b study with enrollment completed in February 2018. The interim analysis included 24 of the 30 patients (6 from cohorts 1 and 2, and 18 from cohort 3 and the extension cohort) who had undergone at least one post-baseline disease assessment as of the data cut-off date.

“We are very excited about the potential opportunities for AFM13 to benefit patients with CD30-positive malignancies,” said Dr. Leila Alland, Affimed’s Chief Medical Officer. “We are planning additional studies of AFM13 in patients with CD30-positive malignancies and are actively seeking guidance from experts on our development plans including potential accelerated approval paths.”

Conference Call and Webcast Information

Affimed’s management will host a conference call today, June 15, 2018, at 8:30 a.m. ET. For both "listen-only" participants and those participants who wish to take part in the question-and-answer session, the call can be accessed by dialing +1 929-477-0448 (international numbers are available on Affimed’s homepage) five minutes prior to the start of the call and providing the Conference ID 6246081. A webcast of the conference call can be accessed in the “Events” section on the “Investors & Media” page of the Affimed website at http://affimed.com/events-june-2018.php. A replay of the webcast will be available on Affimed’s website shortly after the conclusion of the call and will be archived on the Affimed website for 30 days following the call.

About AFM13

AFM13 is a first-in-class tetravalent, bispecific NK cell engager that specifically binds to CD30 on tumor cells and to CD16A on NK cells. AFM13 is being developed in Hodgkin lymphoma (HL) and in other CD30-positive lymphomas. AFM13 has shown a favorable safety profile and signs of therapeutic efficacy in a monotherapy setting in studies in Hodgkin Lymphoma and CD30+ lymphoma with cutaneous manifestation. In addition, data from a combination study of AFM13 with Merck’s anti-PD1 antibody Keytruda® (pembrolizumab) supports proof of principle for the combination of NK cell engagement with checkpoint inhibition. AFM13 has been granted orphan drug designation by the U.S. Food and Drug Administration.

About Affimed’s Phase 1b study of AFM13 in combination with Keytruda® (pembrolizumab) (NCT02665650)

Ongoing Phase 1b study to evaluate the safety and tolerability of the combination of the Affimed’s lead product candidate AFM13 with pembrolizumab (Keytruda®) as salvage therapy after failure of standard therapies including brentuximab vedotin (BV) in relapsed or refractory (R/R) Hodgkin lymphoma (HL). Patients received escalating doses of AFM13 in combination with pembrolizumab at a flat dose of 200 mg administered every 3 weeks following the classical 3+3 design. Response assessment is performed every 12 weeks by PET/CT according to the Lugano Classification Revised Staging System for malignant lymphoma.

About Affimed N.V.

Affimed (Nasdaq: AFMD) engineers targeted immunotherapies, seeking to cure patients by harnessing the power of innate and adaptive immunity (NK and T cells). We are developing single and combination therapies to treat cancers and other life-threatening diseases. For more information, please visit www.affimed.com.

FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements. All statements other than statements of historical fact are forward-looking statements, which are often indicated by terms such as "anticipate," "believe," "could," "estimate," "expect," "goal," "intend," "look forward to", "may," "plan," "potential," "predict," "project," "should," "will," "would" and similar expressions. Forward-looking statements appear in a number of places throughout this release and include statements regarding our intentions, beliefs, projections, outlook, analyses and current expectations concerning, among other things, the value of our ROCK™ platform, our ongoing and planned preclinical development and clinical trials, our collaborations and development of our products in combination with other therapies, the timing of and our ability to make regulatory filings and obtain and maintain regulatory approvals for our product candidates our intellectual property position, our collaboration activities, our ability to develop commercial functions, expectations regarding clinical trial data, our results of operations, cash needs, financial condition, liquidity, prospects, future transactions, growth and strategies, the industry in which we operate, the trends that may affect the industry or us and the risks uncertainties and other factors described under the heading “Risk Factors” in Affimed’s filings with the Securities and Exchange

Commission. Given these risks, uncertainties and other factors, you should not place undue reliance on these forward-looking statements, and we assume no obligation to update these forward-looking statements, even if new information becomes available in the future.

Affimed IR Contact:

Greg Gin, Head US IR

E-Mail: g.gin@affimed.com

Affimed Media Contact:

Anca Alexandru, Head of Communications, EU IR

E-Mail: a.alexandru@affimed.com